Exhibit 99.1
ROYAL GROUP TECHNOLOGIES LIMITED
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars, except shares numbers and per share amounts)

	As at	As at
	June 30, 2006	December 31, 2005
	(unaudited)	(audited)

ASSETS
Current assets:
Accounts receivable (note 5)	304,442	228,584
Inventories (note 6)	355,985	346,887
Prepaid expenses	21,129	15,461
Current other receivables (note 3 c)	31,341	—
Current assets held for sale (note 3)	21,715	174,593

	734,612	765,525
Other receivables (note 3 d)	15,177	—
Property, plant and equipment (note 7)	941,173	981,037
Goodwill (note 8)	167,197	194,355
Other assets (note 9)	11,154	11,348
Long-lived assets held for sale (note 3)	23,122	83,988

	1,892,435	2,036,253

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness (note 10)	151,948	158,789
Accounts payable and accrued liabilities (note 11)	328,683	274,746
Term debt due within one year (note 12)	44,812	46,902
Current liabilities held for sale (note 3)	18,316	119,026

	543,759	599,463
Term debt (note 12)	244,778	250,721
Future income tax liabilities (note 18)	55,926	74,910
Minority interest	405	856
Shareholders’ equity:
Capital stock (note 13)	634,866	634,866
Contributed surplus (note 14)	7,178	8,020
Retained earnings	547,518	599,637
Currency translation adjustment	(141,995)	(132,220)

	1,047,567	1,110,303
Investigations (note 2)
Commitments and contingencies (notes 4, 21 and 22)
Plan of Arrangement with Georgia Gulf Corporation (note 25)
Subsequent events (note 26)

	1,892,435	2,036,253

See accompanying notes to consolidated financial statements.

On behalf of the Board:
“Lawrence Blanford”	“Robert Lamoureux”
Director, President and Chief Executive Officer	Director, Chairman of the Board
Lawrence Blanford	Robert Lamoureux

ROYAL GROUP TECHNOLOGIES LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of Canadian dollars, except share numbers and per share amounts)

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	458,424	486,680	796,508	823,330
Cost of sales	336,976	358,872	606,720	616,201

Gross profit	121,448	127,808	189,788	207,129
Operating expenses (note 16)	103,391	87,714	197,331	174,840
Other items (note 17)	15,605	—	7,794	—

Operating earnings (loss)	2,452	40,094	(15,337)	32,289
Interest and financing charges (note 18)	16,306	8,543	24,171	14,240

Earnings (loss) from continuing operations before income taxes and minority interest	(13,854)	31,551	(39,508)	18,049
Income tax expense (note 18)	26,523	7,987	19,912	4,537

Earnings (loss) from continuing operations before minority interest	(40,377)	23,564	(59,420)	13,512
Minority interest	2	(278)	264	(291)

Earnings (loss) from continuing operations	(40,375)	23,286	(59,156)	13,221

Discontinued operations, net of income taxes (note 3):
Loss from operations	(5,372)	(4,703)	(6,254)	(6,033)
Gain on sale of businesses and component parts	13,244	—	13,291	—

Earnings (loss) from discontinued operations	7,872	(4,703)	7,037	(6,033)

Net earnings (loss)	(32,503)	18,583	(52,119)	7,188

Earnings (loss) per share (note 15)
Basic earnings (loss) per common share from continuing operations	(0.43)	0.25	(0.63)	0.14
Basic earnings (loss) per common share	(0.35)	0.20	(0.56)	0.08
Diluted earnings (loss) per common share from continuing operations	(0.43)	0.25	(0.63)	0.14
Diluted earnings (loss) per common share	(0.35)	0.20	(0.56)	0.08

See accompanying notes to consolidated financial statements.
ROYAL GROUP TECHNOLOGIES LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of Canadian dollars, except share numbers and per share amounts)

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained earnings, beginning of period	580,021	867,384	599,637	878,779
Net earnings (loss)	(32,503)	18,583	(52,119)	7,188
Premium on conversion of multiple voting shares (note 13 c)	—	(8,700)	—	(8,700)

Retained earnings, end of period	547,518	877,267	547,518	877,267

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASHFLOW
(In thousands of Canadian dollars, except share numbers and per share amounts)

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used in):
Operating activities:
Net earnings (loss)	(32,503)	18,583	(52,119)	7,188
Earnings (loss) from discontinued operations	7,872	(4,703)	7,037	(6,033)

Earnings (loss) from continuing operations	(40,375)	23,286	(59,156)	13,221
Items not affecting cash (bank indebtedness) of continuing operations (note 20)	37,729	34,194	47,788	63,917
Change in non-cash working capital (note 20)	(2,651)	(2,798)	(54,852)	(120,127)

	(5,297)	54,682	(66,220)	(42,989)
Financing activities:
Repayment of term bank loan	—	—	—	(324,836)
Repayment of term debt	(64)	(71)	(130)	(141)

	(64)	(71)	(130)	(324,977)
Investing activities:
Acquisition of property, plant and equipment	(21,054)	(17,101)	(33,465)	(36,818)
Proceeds from the sale of non-strategic assets	45,387	—	88,751	161
Change in investments	192	(229)	(161)	(145)
Change in other assets	(358)	(357)	(658)	(518)
Change in minority interest	—	(1,600)	—	(1,700)

	24,167	(19,287)	54,467	(39,020)

Discontinued operations:
Operating activities	(751)	(1,057)	2,970	1,150
Investing activities	24,692	(1,678)	48,190	(3,325)

	23,941	(2,735)	51,160	(2,175)

Effect of foreign exchange rate on cash (bank indebtedness)	(1,503)	276	(1,444)	227

Increase (decrease) in cash	41,244	32,865	37,833	(408,934)
Cash (bank indebtedness), beginning of period	(192,230)	(329,711)	(188,819)	112,088

Cash (bank indebtedness), end of period	(150,986)	(296,846)	(150,986)	(296,846)

Consists of:
Cash (bank indebtedness) of continuing operations	(151,948)	(296,846)	(151,948)	(296,846)
Cash (bank indebtedness) of discontinued operations	962	—	962	—

Cash (bank indebtedness), end of period	(150,986)	(296,846)	(150,986)	(296,846)

Supplemental cash flow information:
Interest and financing charges paid:	8,458	5,365	11,918	9,317
Income taxes paid	1,879	2,287	3,646	4,573

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

1.	Basis of Presentation
These interim unaudited consolidated financial statements include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures (collectively “Royal Group” or “the Company”). All significant inter-company balances and transactions have been eliminated.
These interim unaudited consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. These financial statements are based upon accounting policies applied consistently with those used and described in the Company’s annual consolidated financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements, and therefore should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the year ended December 31, 2005 (the “2005 audited financial statements”).
The information furnished reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of continuing operations for the interim periods presented. The Company’s operating results of continuing operations are subject to fluctuations due to the seasonality of the North American renovation, remodeling and new construction markets. As such, the operating results of continuing operations for the three and six months ended June 30, 2006 are not necessarily indicative of the results expected for any succeeding quarter or for the fiscal year ending December 31, 2006. Historically, the Company’s highest revenue generating quarters have been the three months ended June 30 and September 30.
Certain prior period comparative figures have been reclassified to conform to current period presentation.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

2.	Investigations

(a)	Background:

The Board of Directors of the Company established a Special Committee in late December 2003 as a result of the Company being advised that the Ontario Securities Commission (the “Commission”) was conducting a regulatory investigation of the Company. The Special Committee was asked by the Board of Directors to conduct an independent inquiry into the principal subject matter of the investigation — being the transactions between the Company and Royal St. Kitts Beach Resort Limited (the “Resort”). The Resort ownership included the following directors or former directors or executive officers or former executive officers and their approximate percentage ownership: Vic De Zen, former Chairman, President, Chief Executive Officer and the controlling shareholder (59.9%), Douglas Dunsmuir, former President and Chief Executive Officer (5%), Ron Goegan, former Chief Financial Officer (0.02%) and Angelo Bitondo, President Custom Profiles, Outdoor Products and Royal Building Systems (0.01%). The latter two individuals divested of their ownership in December 2004. In addition, the following former non-executive employees of the Company and their approximate percentage ownership in the Resort were as follows: Fortunato Bordin (20%) and Domenic D’Amico (15%).

The Special Committee consisted of three independent directors, at that time, who retained independent legal counsel who, in turn, retained forensic accountants to assist in the investigation. At the conclusion of the investigation based on information available to them, the Special Committee recommended that no further investigative actions were to be taken as of April 21, 2004.

On October 15, 2004, the Company announced that the Commission provided the Company with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Company’s lead bank. The Order, which related to the time period January 1, 1996 to July 30, 2004, required that certain documents be provided by such bank to the Royal Canadian Mounted Police (“RCMP”) in relation to four companies, Royal Building Systems, a subsidiary of the Company, the Resort and two other affiliates of the Resort.

On October 18, 2004, the Company received a letter from the RCMP advising that the Company was a target of the RCMP’s investigation.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

2.	Investigations (continued)

On October 21, 2004, the Company announced that it expanded the Special Committee of its Board of Directors that was established in December 2003. The Special Committee was expanded to comprise all five of the independent directors of the Company at that time. The mandate of the Special Committee was also broadened to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that were commenced by these or other authorities, all news releases and other communications with the public and to make a determination with respect to the role within the Company of any individuals who were involved in the regulatory or law enforcement investigations and/or proceedings.

On October 28, 2004, the Company announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Company’s lead bank. The second Order, which related to the time period January 1, 1996 to October 25, 2004, required that certain documents were to be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Company.

Both Orders included allegations of actions contrary to the Criminal Code and included allegations of intent to defraud the shareholders and creditors of the Company and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account, which, was known to be false and theft. The Orders collectively named the controlling shareholder and non-executive chairman of the Company, the president and chief executive officer and the chief financial officer at that time, and certain non-executive employees of the Company at that time and a former director of the Company.

On November 8, 2004, the Company announced that the Special Committee of independent directors retained independent legal counsel and independent forensic accountants to assist it in the broadened mandate.

On November 29, 2004, the Company announced that the Special Committee terminated for cause the president and chief executive officer and the chief financial officer. In addition, the chairman of the board, who was also the controlling shareholder, was dismissed. The Board of Directors appointed an interim president and chief executive officer and an interim chief financial officer, who were directors of the Company.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

2.	Investigations (continued)

In November 2004, the Special Committee notified the Securities and Exchange Commission (the “SEC”) regarding the Special Committee’s investigation.

In March 2005, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Company by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6,500 plus interest of $2,200) on the sale of the Vaughan West Lands to the Company. In lieu of a cash repayment, the Company agreed to the conversion of multiple voting shares in the Company owned, directly or indirectly, by the controlling shareholder to common shares on a one-for-one basis which will be structured so that his shares will receive an increase in their adjusted cost base for tax purposes (at no cost to the Company or any of the shareholders) which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Company by the controlling shareholder of bonuses received in 2002 of $1,130, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all known claims against the Company and (v) the resignation of the controlling shareholder as a director of the Company (at the time of the shareholders’ approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Company agreed to release the controlling shareholder from all known claims that the Company may have against him.

On May 13, 2005, the Company announced its Board of Directors appointed a new president and chief executive officer to replace the interim president and chief executive officer.

The conversion transaction and the settlement with the controlling shareholder received shareholder approval at the Annual and Special General Meeting that took place on May 25, 2005. On June 23, 2005, the Company filed the articles of amendment as approved by the shareholders on May 25, 2005 and the Company now has one class of voting common shares.

On July 27, 2005, the Board of Directors appointed a new chief financial officer to replace the interim chief financial officer.

The Company understands that the RCMP continues its previously announced investigation. The Commission is also continuing its investigation of the Company with respect to disclosure records, financial affairs and trading in the shares of the Company.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

2.	Investigations (continued)

On June 24, 2005, the SEC staff notified the Special Committee that the SEC staff is conducting a formal investigation related to the Company’s past accounting practices and disclosures, and that a subpoena would be forthcoming. On July 8, 2005, the Special Committee received written notification that the SEC had issued a Formal Order of Investigation styled, In the Matter of Royal Group Technologies (HO-09896). On July 27, 2005, the SEC served the Company with a subpoena requiring the production of documents relating to related party transactions (the “July Subpoena”). The Special Committee has produced to the SEC staff documents responsive to the July Subpoena.

In October 2005, the Special Committee advised Commission staff, the RCMP and SEC staff of emails and documents authored by a former financial employee of the Company that relate to certain financial accounting and disclosure matters. The Company understands that the SEC staff made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents. Also in October 2005, the Audit Committee assumed responsibility for the Special Committee’s mandate and the Special Committee was dissolved. Independent forensic accountants were retained to investigate issues raised by these documents (the “Investigation”). The Investigation focuses on the period from 2000 to 2003.

The Investigation to date has included a review of certain of the Company’s historical accounting records, available supporting documentation at the Company’s head office and email communications of various individuals during the period under review, as well as interviews with numerous current and former employees.

The Investigation identified certain monthly and quarterly accounting and reporting issues of concern for the period under review, such as support for monthly sales growth announcements for certain months in 2001, whether month end closes were extended for a few days for certain months in 2000 and 2001, and certain quarterly journal entries for the period under review.

The quarterly statements were not reviewed by the external auditors during this time period. Based on the Investigation to date, the Audit Committee has determined that further investigation should be made of these issues.

The Investigation also identified entries of concern relating to the year end financial statements for the fiscal years 2000 to 2003. The Company has concluded that no restatement is required of year end financial statements for fiscal years 2000 to 2003. The auditors have not withdrawn their reports for the fiscal years 2000 to 2003. The Audit Committee has determined that no further action be taken in respect of these year end financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

2.	Investigations (continued)

The Investigation and the ongoing investigations by the Commission, RCMP and SEC could produce results that have a material impact on the Company and could result in further information being discovered that could require adjustments to the financial statements.

The SEC has commented on the Company’s Form 40-F in respect of fiscal 2004, fiscal 2005 and its quarterly filings in 2005. The SEC has raised some comments related to the Company’s goodwill valuation and the full valuation allowance of the Company’s U.S future tax losses. The process of responding to SEC’s comments is ongoing but not yet complete and may require adjustments to the financial statements in respect of these matters.

(b)	Historical related party transactions:

In the course of the Special Committee’s broadened investigation, the following historical related party transactions shown at the exchange amount were identified that were not previously disclosed in the financial statements prior to December 31, 2004:
(i)	The Company purchased what has been called the “Vaughan West Lands” in 1998 for approximately $27,400. The Company purchased the Vaughan West Lands, approximately 185 acres in Woodbridge, Ontario, by acquiring a numbered company owned by the controlling shareholder and other individuals who were officers, employees of or associated with the Company. This numbered company had acquired the Vaughan West Lands for $20,900 shortly before they were sold to the Company.

(ii)	The Company received a warrant for 200,000 shares of another public company, Premdor Inc. (now known as Masonite International Corporation) (“Masonite”). The Company obtained the warrant as partial consideration for the sale of a subsidiary to Masonite in early 2000. In early 2002, the Company exercised the warrant when Masonite’s shares were trading at approximately $21.75, which was $8.50 more than the exercise price (resulting in a gain of approximately $1,700). The Company’s exercise of the warrant was funded by the then five senior executives of the Company and one other individual who was then an employee of the Company. The employees deposited a total of $2,650 with the Company which funded the Company’s payment to Masonite to exercise the warrant. The shares obtained were then distributed by the Company to the six individuals. The warrant and the transfer of the shares to the individuals were not recorded in the accounting records of the Company. If the transaction had been recorded in the financial statements in fiscal 2002, a gain would have been realized as other income with an equal and offsetting amount recorded as an operating expense in the income statement.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

2.	Investigations (continued)
(iii)	The Company sold products and services to a company related to the controlling shareholder, as follows:

1998	150
1999	3,750
2000	9,620
2001	7,560
2002	11,460

(iv)	During 1998 to 2003, the Company facilitated foreign currency exchange transactions at exchange rates available to the Company, and utilized Company bank accounts to transfer funds internationally on behalf of the controlling shareholder, a significant shareholder and certain executives in the amount of $95,000 at no cost to the Company.

(v)	During 1997 to 2002, the Company managed the construction of four real estate developments for the controlling shareholder and family members. The Company paid invoices associated with these projects aggregating $21,100 and was reimbursed by these individuals.

(vi)	During 2000 and 2002, the Company sold assets for $240 and $300, respectively, to companies related to the controlling shareholder.

(vii)	From 1998 to 2002, the Company sold to family members of the controlling shareholder, parts and services for $290.

(viii)	In 1997, the Company acquired Baron Metals Industries Inc., a company in which the controlling shareholder held a 17.7% interest, for $11,500.

(ix)	In 1996, the Company acquired three businesses, Jovien Associates Limited, Royal King Electric Limited and La Pineta Limited, in which the controlling shareholder held a minority interest, for $2,900.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

2.	Investigations (continued)
(x)	In 1999, the Company acquired 75% of Top Gun Electrical Supply Ltd., a company in which the controlling shareholder held a 40% interest, for $1,870.

(xi)	In 1995, the Company purchased from the controlling shareholder and others their 50% interest in Hanmar Mechanical Services Inc. for $180.

(xii)	In 1998, the Company purchased two parcels of real estate from the controlling shareholder for $2,900.

(xiii)	In 1997, the Company purchased two parcels of real estate for $2,550 from a company in which a director of the Company was a shareholder through his holding company.

(xiv)	The Company sold real estate to the controlling shareholders, as follows:

1994	220
1995	810
1996	90
2000	200

(xv)	In 2003, the Company sold real estate for $350 to family members of the controlling shareholder, employees and a former employee.

(xvi)	The Company sold real estate to a significant shareholder, as follows:

1995	110
1997	80

(xvii)	During 1999 to 2001, the Company entered into 9 joint land service agreements with companies related to the controlling shareholder and another company in which a director of the Company was a shareholder.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

3.	Assets Held for Sale including Discontinued Operations
The assets held for sale presented on the consolidated balance sheet are comprised of amounts with respect to operations which are discontinued (Note 3a)) and amounts with respect to assets held for sale (Note 3b)).
The following table summarizes the assets held for sale and related liabilities as at June 30, 2006:

	Construction	Window covering
Reporting segments	products	products	Support	Support	Total
	Discontinued	Discontinued	Discontinued
	Operations	Operations	Operations

Cash	962	—	—	—	962
Accounts receivable	9,610	530	75	—	10,215
Inventories	9,182	570	140	—	9,892
Prepaid expenses	560	49	37	—	646

Current assets held for sale	20,314	1,149	252	—	21,715

Property, plant and equipment	13,560	467	1,634	7,152	22,813
Investments	117	—	—	—	117
Goodwill	—	—	—	137	137
Other assets	55	—	—	—	55

Long-lived assets held for sale (1)	13,732	467	1,634	7,289	23,122

Accounts payable and accrued liabilities	17,150	81	371	—	17,602
Future income tax liabilities (assets)	(446)	—	(561)	1,028	21
Minority interest	693	—	—	—	693

Current liabilities held for sale	17,397	81	(190)	1,028	18,316

Net assets (liabilities) held for sale	16,649	1,535	2,076	6,261	26,521

(1)	There were several companies whose long-lived assets were not reclassified as current assets held for sale because, either (a) the proceeds of the sale will not be realized within a year of the date of the balance sheet or (b) the sale of the assets was not complete as of the date of the balance sheet.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

3.	Assets Held for Sale including Discontinued Operations (continued)
The following table summarizes the assets held for sale and related liabilities as at December 31, 2005:

		Window	Home
	Construction	covering	improvement			Construction
Reporting segments	products	products	products	Support	Total	products	Support	Total	Total
	Discontinued	Discontinued	Discontinued	Discontinued	Discontinued	Assets held	Assets held	Assets held
	Operations	Operations	Operations	Operations	Operations	for sale	for sale	for sale

Cash	2,160	—	—	5,506	7,666	—	—	—	7,666
Accounts receivable	12,329	26	13,784	6,643	32,782	13,558	—	13,558	46,340
Inventories	12,990	745	16,057	10,361	40,153	9,268	81	9.349	49,502
Prepaid expenses	390	35	86	249	760	172	11	183	943
Property, plant and equipment	—	—	—	6,417	6,417	—	62,843	62,843	69,260
Investments	—	—	—	1	1	—	—	—	1
Other assets	—	—	—	881	881	—	—	—	881

Current assets held for sale	27,869	806	29,927	30,058	88,660	22,998	62,935	85,933	174,593

Property, plant and equipment	19,734	405	30,172	2,561	52,872	1,170	20,753	21,923	74,795
Investments	153	—	(68)	—	85	135	—	135	220
Goodwill	3,838	—	—	—	3,838	3,528	1,433	4,961	8,799
Other assets	169	—	—	—	169	5	—	5	174

Long-lived assets held for sale (1)	23,894	405	30,104	2,561	56,964	4,838	22,186	27,024	83,988

Bank indebtedness	—	—	30,383	7,313	37,696	—	—	—	37,696
Accounts payable and accrued liabilities	12,946	195	26,154	16,490	55,785	8,960	21	8,981	64,766
Term debt	—	—	—	1,110	1,110	6	—	6	1,116
Future income tax liabilities (assets)	(323)	—	6,392	(4,512)	1,557	(5)	1,679	1,674	3,231
Minority interest	694	—	394	4,190	5,278	525	6,414	6,939	12,217

Current liabilities held for sale	13,317	195	63,323	24,591	101,426	9,486	8,114	17,600	119,026

Net assets (liabilities) held for sale	38,446	1,016	(3,292)	8,028	44,198	18,350	77,007	95,357	139,555

(1)	There were several companies whose long-lived assets were not reclassified as current assets held for sale because, either (a) the proceeds of the sale will not be realized within a year of the date of the balance sheet or (b) the sale of the assets was not complete as of the date of the balance sheet.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

3.	Assets Held for Sale including Discontinued Operations (continued)
a)	Discontinued operations:

In July 2005, the Company announced that the Board of Directors had approved initiatives to divest certain non-core business units and non-performing operations as part of the Management Improvement Plan aimed at improving financial performance and refinancing the Company. Accordingly, the results of operations and financial position of certain non-core business units have been segregated and presented separately as discontinued operations and assets held for sale in the accompanying consolidated financial statements and related note disclosures.

During the quarter ending March 31, 2006, the Company completed the sale of both Royal Alliance Inc. and Amut S.p.A., which were previously part of the Home improvement and Support segments, respectively. The Company recognized an aggregate loss of $6,027 (pre-tax). The total consideration was $34,991 of which, $24,000 was received on closing. The balance of the consideration of $10,991 was reduced in the quarter ending June 30, 2006 by repayments of $239. The outstanding balance of $10,752 is included in other receivables on the consolidated balance sheet.

During the quarter ending June 30, 2006, the Company completed the sale of Baron Metal Industries, which was previously part of the Construction products segment and the sale of certain component parts, including equipment and excess inventory, of Royal Ecoproducts Co. which is part of the Support segment. In addition, the Company adjusted its valuation provision with respect to the investment in Royal Building Systems Mexico which is part of the Construction products segment. As a result, the Company recognized an aggregate gain of $16,977 (pre-tax). The total consideration was $29,347 of which $25,347 was received on closing. The balance of the consideration of $4,000 remains outstanding and is included in other receivables on the consolidated balance sheet.

At June 30, 2006, the following non-core businesses continue to be classified as discontinued operations:
(i)	Construction products:

Royal Building Systems Argentina, Royal Building Systems Colombia, Royal Building Systems Mexico, Royal Building Systems Poland

(ii)	Window covering products:

Royal Window Coverings LTDA (Brasil) and Novo Europe B.V.

(iii)	Support:

Royal Ecoproducts Co.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

3.	Assets Held for Sale including Discontinued Operations (continued)
The following tables show revenue and net after-tax results from discontinued operations for the three months ended June 30, 2006 and June 30, 2005:

			Gain (loss) on
			sale of
		Earnings (loss)	businesses or	Income tax
		from operating	components	recovery	Earnings
Three months ended June 30, 2006	Revenue	activities	parts	(expense)	(loss)

Reporting segment:
Construction products	9,394	(2,573)	16,285	(3,780)	9,932
Home improvement products	—	—	—	—	--
Window covering products	1,835	91	—	(32)	59
Support	2,119	(2,442)	692	(369)	(2,119)
Intercompany eliminations	(3,023)	—	—	—	--

	10,325	(4,924)	16,977	(4,181)	7,872

			Gain (loss) on
			sale of
		Earnings (loss)	businesses or	Income tax
		from operating	components	recovery	Earnings
Three months ended June 30, 2005	Revenue	activities	parts	(expense)	(loss)

Reporting segment:
Construction products	23,486	(1,823)	—	(597)	(2,420)
Home improvement products	24,078	(1,077)	—	574	(503)
Window covering products	2,003	118	—	(39)	79
Support	18,090	(2,419)	—	560	(1,859)
Intercompany eliminations	(5,169)	—	—	—	—

	62,488	(5,201)	—	497	(4,703)

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

3.	Assets Held for Sale including Discontinued Operations (continued)
The following tables show revenue and net after-tax results from discontinued operations for the six months ended June 30, 2006 and June 30, 2005:

			Gain (loss) on
			sale of
		Earnings (loss)	businesses or	Income tax
		from operating	components	recovery	Earnings
Six months ended June 30, 2006	Revenue	activities	parts	(expense)	(loss)

Reporting segment:
Construction products	27,616	(2,293)	16,285	(4,467)	9,525
Home improvement products	2,004	(2)	(6,364)	6,352	(14)
Window covering products	3,855	140	—	(46)	94
Support	5,445	(4,655)	1,029	1,058	(2,568)
Intercompany eliminations	(5,956)	—	—	—	--

	32,964	(6,810)	10,950	2,897	7,037

			Gain (loss) on
			sale of
		Earnings (loss)	businesses or	Income tax
		from operating	components	recovery	Earnings
Six months ended June 30, 2005	Revenue	activities	parts	(expense)	(loss)

Reporting segment:
Construction products	41,696	(113)	—	(1,081)	(1,194)
Home improvement products	52,636	(592)	—	350	(242)
Window covering products	3,844	232	—	(66)	166
Support	26,793	(7,272)	—	2,509	(4,763)
Intercompany eliminations	(11,436)	—	—	—	—

	113,533	(7,745)	—	1,712	(6,033)

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

3.	Asset Held for Sale including Discontinued Operations (continued)
(b)	Assets held for sale:

As part of the Company’s plan to divest certain non-core business units and non-performing operations at December 31, 2005, the Company had identified excess manufacturing real estate. The net assets related to these real estate properties have been identified, reclassified as assets held for sale and measured at the lower of cost or net realizable value.

In addition, at December 31, 2005, the Company had identified certain other business units, which it intended to divest, but which did not qualify for reclassification as discontinued operations under the relevant accounting guidelines. Accordingly, the Company identified and reclassified their net assets as held for sale, which were measured at the lower of cost or net realizable value.

During the first quarter of 2006, the Company completed the sale of Vinyltech Inc. together with a portion of the excess manufacturing real estate. The Company recognized an aggregate gain of $9,405, which is recorded in other items. The total consideration was $71,067, of which $42,727 was received on closing. The balance of the consideration of $28,341 remains outstanding and is included in current other receivables on the consolidated balance sheet.

During the second quarter of 2006, the Company completed the sale of a distribution company and a portion of the excess manufacturing real estate. The Company recognized an aggregate gain of $12,221, which is recorded in other items. The total consideration was $45,693 of which $42,693 was received on closing. The balance of the consideration of $3,000 remains outstanding and is included in current other receivables on the consolidated balance sheet.

(c)	Current other receivables:

Current other receivables consist of $28,341 in notes receivable and a $3,000 deferred payment. The Company received cash payment for all the outstanding balances in July 2006.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

3.	Asset Held for Sale including Discontinued Operations (continued)
(d)	Other Receivables

Other receivables consist of $10,752 in non-interest bearing notes receivable due January 12, 2011 and $4,425 in notes receivable and deferred payments with repayment terms commencing in the fourth quarter of 2007 and continuing through 2010. The notes receivable of $4,000 relate to the dispositions noted in note 3(a). The remaining $425 relates to the proceeds on sale of an equity investment closed in the second quarter ending June 30, 2006 (see note 9). The notes receivable and deferred payments have been recorded at the amount which is the estimated collectable value.
4.	Interest in Joint Ventures
The Company’s proportionate interest in joint ventures includes the following:

	As at	As at
	June 30, 2006	December 31, 2005

Assets:
Current assets	9,412	10,222
Property, plant and equipment	9,125	10,391
Other long-term assets	46	161

	18,583	20,774

Liabilities:
Current liabilities	5,723	5,929
Future income tax liabilities	1,295	1,381
Long-term liabilities	838	1,078

	7,856	8,388

Net assets	10,727	12,386

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net sales	11,460	12,105	20,689	21,592
Net earnings	487	1,272	936	1,760

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Cash provided by (used in) operating activities	695	1,992	267	2,252
Acquisition of property, plant and equipment	273	71	394	194

The Company is contingently liable for the proportionate share of its joint venture partners’ liabilities but has recourse to the assets of the Joint Ventures.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

5.	Accounts Receivable

	As at	As at
	June 30, 2006	December 31, 2005

Trade	305,256	222,400
Allowance for doubtful accounts	(15,794)	(19,512)

	289,462	202,888
Income taxes and other	14,980	25,696

	304,442	228,584

6.	Inventories

	As at	As at
	June 30, 2006	December 31, 2005

Raw materials and work in process	114,632	112,988
Finished goods	241,353	233,899

	355,985	346,887

7.	Property, Plant and Equipment

		Accumulated
As At June 30, 2006	Cost	amortization	Net book value

Land	66,457	—	66,457
Buildings	417,128	106,184	310,944
Plant equipment	927,092	459,885	467,207
Dies and moulds	223,423	161,265	62,158
Office and computer equipment and computer software	46,183	39,950	6,233
Aircraft and transport equipment	17,432	14,658	2,774

	1,697,715	781,942	915,773
Assets under construction	25,400	—	25,400

	1,723,115	781,942	941,173

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

7.	Property, Plant and Equipment (continued)

		Accumulated
As At December 31, 2005	Cost	amortization	Net book value

Land	66,882	—	66,882
Buildings	418,881	100,797	318,084
Plant equipment	932,830	434,399	498,431
Dies and moulds	232,569	166,111	66,458
Office and computer equipment and computer software	43,089	37,275	5,814
Aircraft and transport equipment	17,554	14,560	2,994

	1,711,805	753,142	958,663
Assets under construction	22,374	—	22,374

	1,734,179	753,142	981,037

Total amortization expense for property, plant and equipment was $24,848 and $51,603 (2005 — $30,429 and $60,579) for the three months and six months, respectively.
8.	Goodwill
In accordance with the CICA Handbook 3062 Goodwill and Other Intangible Assets, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the fair value of a reporting unit may be below the carrying value of the same reporting unit. During the quarter ended June 30, 2006, the Company entered into a Plan of Arrangement with Georgia Gulf Corporation (“Georgia Gulf”) to acquire all of the common shares of the Company at $13.00 per share. As a result of this event, management compared the fair value of each of the reporting units with its carrying amount, including the goodwill allocated to the respective reporting unit. The fair value of the reporting units was calculated using discounted future cash flows. The calculation was performed in a manner consistent with the goodwill analysis conducted as of December 31, 2005, but was based upon updated data to June 30, 2006 including the cash payment contemplated under the Plan of Arrangement with Georgia Gulf. Management concluded that goodwill was impaired in three reporting units contained within two reporting segments, namely Home improvement products and Window covering products at June 30, 2006. As a result, the Company has recorded an impairment charge of $25,496 for the three months ended June 30, 2006, which is recorded in other items (note 17).

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

8.	Goodwill (continued)
The changes in the carrying amount of goodwill for the Company’s reporting segments for the six months ended June 30, 2006 are as follows:

	Custom			Home	Window
	profiles &	Building	Construction	improvement	covering
	mouldings	products	products	products	products	Materials	Support	Total

Balance, December 31, 2005	109,328	20,248	20,342	13,887	11,824	9,400	9,326	194,355
Foreign exchange revaluation	(911)	(169)	(170)	(116)	(99)	(78)	(119)	(1,662)
Impairment loss	—	—	—	(13,771)	(11,725)	—	—	(25,496)

Balance, June 30, 2006	108,417	20,079	20,172	—	—	9,322	9,207	167,197

The Company will continue to test for goodwill impairment on an annual basis in the fourth quarter of each year, and at any time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The fair values of the reporting units are calculated using discounted future cash flows, which contain assumptions regarding future operating performance. These assumptions include revenue growth rates, margin assumptions, discount rates and terminal rates. The Company regularly monitors the forecasted cash flows of its reporting units and any significant adverse changes in circumstances or assumptions would require the Company to test for goodwill impairment.
9.	Other Assets

	As at	As at
	June 30, 2006	December 31, 2005

Patents, net of accumulated amortization of $7,211 (2005 — $7,522)	6,029	5,935
Deferred financing costs, net of accumulated amortization of $1,366 (2005 — $2,067)	972	1,089

	7,001	7,024
Investments	4,153	4,324

	11,154	11,348

Amortization expense for patents was $229 and $454 (2005 — $265 and $579) for the three months and six months, respectively. Amortization expense for deferred financing costs was $59 and $117 (2005 — $67 and $133) for the three months and six months, respectively.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

9.	Other Assets (continued)
Investments include the Company’s holdings in associated companies and other business ventures accounted for by the equity and cost methods. During the second quarter of 2006, the Company completed the sale of an equity investment. The Company recognized an aggregate gain of $411 (pre-tax), which is recorded in other items (note 17). The total consideration was $425, all of which is deferred and included in other receivables on the consolidated balance sheet.
Equity in loss of the investments was $70 and $401 (2005 — $912 and $1,086) for the three and six months, respectively.
10.	Bank indebtedness

	As at	As at
	June 30, 2006	December 31, 2005

Bank indebtedness	151,948	158,789

The Company entered into a credit agreement as of February 21, 2005 with a syndicate of three banks, which provides for a $312,500 committed, secured multi-currency revolving credit facility to be made available to the Company and certain of its U.S. subsidiaries. This credit facility contains provisions to reduce the available limit to reflect any asset dispositions other than accounts receivable and inventory. The credit agreement was subsequently amended to reduce the available limit of the credit facility by an amount equal to all divestiture proceeds in excess of $100,000. As a result, the available limit under the credit facility as at June 30, 2006 was $266,140. The credit facility may be used for general operating and corporate purposes, and was initially drawn to repay the term bank loan owed under a previous credit agreement dated as of August 1, 2000. The credit facility is secured by a pledge of substantially all the assets of the Company and its subsidiaries, and by upstream guarantees from various non-borrowing subsidiaries. Under the terms of the credit agreement, the Company is required to satisfy various financial and other covenants, including the maintenance of certain financial ratios. The Company was in compliance with these covenants as at June 30, 2006. The agreement was extended as of December 21, 2005, and matures December 31, 2006.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

10.	Bank indebtedness (continued)
Borrowings under the credit agreement are available at the Company’s option by way of Canadian prime rate advances, base rate Canada advances, Canadian bankers acceptances, base rate U.S. advances, LIBOR Advances, or swingline advances, plus an interest rate margin, as well as by way of letters of credit.
In addition to the above, credit facilities totaling the equivalent of $27,283 (December 31, 2005 — $68,487) have been arranged with various local banks to assist certain of the Company’s international subsidiaries in funding their operations. The terms and conditions of these arrangements vary in accordance with local practices, and the Company has guaranteed repayment of a portion of the amounts drawn under certain of the facilities in the event of a default by the borrowing subsidiary. As of June 30, 2006, a total of $27,283 (December 31, 2005 — $41,881) was drawn under these facilities.
11.	Accounts Payable and Accrued Liabilities

	As at	As at
	June 30, 2006	December 31, 2005

Trade	149,654	174,329
Income taxes and other	179,029	100,417

	328,683	274,746

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

12.	Term debt

	As at	As at
	June 30, 2006	December 31, 2005

7.17% US$15 million Senior Unsecured Notes, Series A, due August 31, 2006	16,725	17,489
7.31% US$25 million Senior Unsecured Notes, Series B, due August 31, 2006	27,875	29,147
7.10% US$115 million Senior Unsecured Notes, Series D, due November 14, 2007	128,225	134,078
6.90% C$ Medium Term Notes due April 13, 2010	116,532	116,532
3.5% US$1.5 million Promissory Note, due May 22, 2007	233	377

	289,590	297,623
Less current portion	44,812	46,902

	244,778	250,721

Each of the Series A, Series B and Series D Senior Unsecured Notes is denominated in U.S. dollars and bears interest at the above rates, with interest payable quarterly in arrears. The Series A Notes require annual principal payments of U.S. $15,000 on August 31st of each year commencing in 2002. The Series B and Series D balances outstanding are due in full on the dates shown.
The Medium Term Notes are denominated in Canadian dollars, are senior unsecured obligations of the Company, and bear interest at 6.90% payable semi-annually in arrears. Various subsidiaries of the Company guarantee repayment of amounts due pursuant to the Trust Indenture under which the Medium Term Notes were issued.
The 3.5% Promissory Note is denominated in U.S. dollars and is repayable in monthly principal and interest payments to effect a 10 year amortization. The obligation is secured by an irrevocable standby letter of credit.
Aggregate principal payments required over the next five years as follows:

2006	44,812
2007	128,246
2008	—
2009	—
2010	116,532

289,590

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

13.	Capital Stock
The Company’s authorized capital stock consists of the following:
(a)	Preferred shares:

There is an unlimited number of authorized preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series. No preferred shares are issued or outstanding.

(b)	Common shares (formerly subordinated voting shares):

There is an unlimited number of common voting shares without par value. Each share is entitled to one vote per share at all meetings of shareholders and is entitled to dividends ranking junior to the preferred shares.

There has been no issuance of common shares during the six months ended June 30, 2006.

	Shares	Amount

Balance, December 31, 2005 and June 30, 2006	93,444,502	$634,866

(c)	Multiple voting common shares:

As part of the Company’s overall settlement with its former controlling shareholder, as described in note 2 to the interim consolidated financial statements, the outstanding multiple voting shares that were directly or indirectly owned by the former controlling shareholder were converted on a one-for-one basis into subordinate voting shares during the second quarter ended June 30, 2005.

Subsequently, the Company filed Articles of Amendment to remove the multiple voting shares and the subordinated voting shares as well as rights, privileges, restrictions and conditions attached thereto and replaced them with one class of voting shares.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

13.	Capital Stock (continued)

(d)	Stock option plan:

The table below is a summary of the status of the Company’s stock option program.

		Weighted average
	Number of options	exercise price

Outstanding, January 1, 2006	3,192,828	$26.50
Granted	20,000	9.84
Exercised	—	—
Cancelled/expired	(952,000)	27.89

Outstanding, June 30, 2006	2,260,828	$25.76

Exercisable, June 30, 2006	1,647,828	$28.17

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. During 2006, 20,000 (2005 — 150,000) stock options were granted with the following weighted average assumptions:

Assumptions	2006

Risk-free interest rate	3.9%
Expected life	5.3 years
Expected volatility	52.4%
Dividend yield	—

Weighted average fair value of options granted	$4.98

These options are substantially exercisable as to half on or after three years from the date of issue, with the balance after six years from the date of issue and all options expire nine years after date of issue.
For the three months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense for stock options of $115 and $49, respectively. For the six months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense for stock options of $225 and $49, respectively.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

13.	Capital Stock (continued)

(e)	Senior Management Incentive Plan (“SMIP”):

The table below is a summary of the status of the Company’s SMIP.

Number of RSU's

Outstanding, January 1, 2006	1,215,000
Granted	50,000
Exercised	—
Cancelled	(160,000)

Outstanding, June 30, 2006	1,105,000

For the three months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense (recovery) for restricted share units (“RSUs”) of $(2,658) and $1,860, respectively. For the six months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense (recovery) for RSUs of $(1,067) and $3,024, respectively. A compensation recovery for RSUs was recorded in the three months ended June 30, 2006 as it was determined that not all the achievement targets would be met.

(f)	Directors Deferred Stock Unit Plan (“DSUP”):

The Company maintains a DSUP for the benefit of the members of the Board of Directors. There were 118,932 deferred stock units outstanding at June 30, 2006 with a total recorded value of $1,466. At December 31, 2005, there were 107,988 deferred stock units outstanding with a total value of $1,123.

For the three months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense for deferred stock units of $319 and $1,045 respectively. For the six months ended June 30, 2006 and June 30, 2005, the Company recorded a compensation expense for deferred stock units of $343 and $1,045 respectively.

14.	Contributed Surplus

	As at	As at
	June 30, 2006	December 31, 2005

Contributed surplus, beginning of period	8,020	3,703
SMIP compensation (note 13 e)	(1,067)	5,148
Stock options	225	281
Exercise of RSUs under the Restricted Stock Unit Plan	—	(1,112)

Contributed surplus, end of period	7,178	8,020

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

15.	Earnings (Loss) per Share

Basic and diluted earnings (loss) per share have been calculated using the weighted average method. The maximum dilutive number of shares has been calculated using the treasury stock method:

	3 months ended June 30, 2006			3 months ended June 30, 2005
	Continuing	Discontinued		Continuing	Discontinued
	operations	operations	Total	operations	operations	Total

Basic and diluted earnings (loss) per share
Net earnings (loss)	(40,375)	7,872	(32,503)	23,286	(4,703)	18,583
Basic earnings (loss) per share	(0.43)	0.08	(0.35)	0.25	(0.05)	0.20
Diluted earnings (loss) per share	(0.43)	0.08	(0.35)	0.25	(0.05)	0.20

Weighted average shares outstanding
Basic	93,444,502	93,444,502	93,444,502	93,444,500	93,444,500	93,444,500
Effect of dilutive securities	1,126,177	1,126,177	1,126,177	1,080,000	1,080,000	1,080,000

Diluted*	94,570,679	94,570,679	94,570,679	94,524,500	94,524,500	94,524,500

Excluded as anti-dilutive **	2,240,828	2,240,828	2,240,828	3,200,078	3,200,078	3,200,078

	6 months ended June 30, 2006			6 months ended June 30, 2005
	Continuing	Discontinued		Continuing	Discontinued
	operations	operations	Total	operations	operations	Total

Basic and diluted earnings (loss) per share
Net earnings (loss)	(59,156)	7,037	(52,119)	13,221	(6,033)	7,188
Basic earnings (loss) per share	(0.63)	0.07	(0.56)	0.14	(0.06)	0.08
Diluted earnings (loss) per share	(0.63)	0.07	(0.56)	0.14	(0.06)	0.08

Weighted average shares outstanding
Basic	93,444,502	93,444,502	93,444,502	93,431,879	93,431,879	93,431,879
Effect of dilutive securities *	1,146,355	1,146,355	1,146,355	1,048,333	1,048,333	1,048,333

Diluted	94,590,857	94,590,857	94,590,857	94,480,212	94,480,212	94,480,212

Excluded as anti-dilutive **	2,240,828	2,240,828	2,240,828	3,200,078	3,200,078	3,200,078

*	Due to the net loss for both the three months and six months ended June 30, 2006, diluted loss per share has been calculated using the basic weighted average number of Common Shares outstanding, as the inclusion of any potential dilutive securities would be anti-dilutive.

**	Excluded from the calculation of diluted net loss per share because the exercise price of the stock options was greater than or equal to the average price of the Common Shares.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

16.	Operating Expenses

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Selling costs	24,190	26,877	48,417	50,810
Delivery and warehousing costs	32,106	36,810	60,557	68,186
General and administration costs	47,095	24,027	88,357	55,844

	103,391	87,714	197,331	174,840

17.	Other items

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Goodwill impairment	25,496	—	25,496	—
Gain on sale of real estate	(2,843)	—	(14,038)	—
Gain on sale of businesses	(9,748)	—	(9,746)	—
Restructuring costs	2,734	—	5,059	—
Other	(34)	—	1,023	—

	15,605	—	7,794	—

18.	Income Taxes
During the six-month period ended June 30, 2006, the Company recorded an income tax expense on its pre-tax loss reported under GAAP. The effective tax rate for the year to date was 50.4%, compared to 25.1% in 2005. The effective tax rate for the quarter was 191.5%, compared to the 25.7% in the previous quarter ended March 31, 2006 and 25.3% for fiscal 2005. The change in the income tax rate was substantially due to the impact of Quebec’s retroactive legislation resulting in a one time charge to current income tax expense of $30,700 and an interest charge of $8,624 which is recorded in interest and financing charges and the long term tax rate changes tabled in Bill-C13. On June 22, 2006 Bill—C13 received royal assent that introduced among other changes an increase in the general rate reduction from 7% to 7.5% effective on January 1, 2008 to 8% on January 1, 2009 and to 9% on January 1, 2010, to increase M&P deduction to mirror the general rate reduction and to eliminate the corporate surtax effective January 1, 2008. As a result of the rate changes, the Company’s Canadian future tax liability resulting from its long term timing differences was reduced by $8,958.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

19.	Segment Reporting Data
Operating segments are defined as components of an enterprise about which separate financial information is available and which, are evaluated regularly by senior financial decision-makers in allocating resources and assessing performance. The following table summarizes the segments on which the Company reports.

Reportable segments	Core product divisions

Custom profiles & mouldings	Custom Window Profiles and
Interior & Exterior Mouldings
Building products	Exterior Cladding
Construction products	Pipe and Fittings and Building Systems
Home improvement products	Deck, Fence and Railing and Outdoor Storage
Window covering products	Window Coverings
Materials	Materials (Resins, Additives, PVC and Recycling)
Support	Real Estate

Performance is evaluated based on pre-tax earnings before amortization and interest.
Net sales by geographic region for three months ended June 30, 2006 were 59.9% (2005 — 61.5%) to the US, 38.4% (2005 — 36.9%) to Canada and 1.7% (2005 — 1.6%) to other markets. For the six months ended June 30, 2006, net sales by geographic region were 63.1% (2005 — 63.7%) to the US, 35.4% (2005 — 34.5%) to Canada and 1.5% (2005 — 1.8%) to other markets.
The following tables present financial information for the period as at June 30, 2006 and do not include amounts classified as assets held for sale. Segment information for assets held for sale is contained in note 3. The information for both the three months and six months ended June 30, 2006 is from continuing operations.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

19.	Segment Reporting Data (continued)
The accounting policies for each of the segments are described in Note 1 of the audited consolidated financial statements for the year ended December 31, 2005. Inter-segment transactions are negotiated as if the transactions were to third parties, at market prices.

	Custom			Home	Window
	profiles &	Building	Construction	improvement	covering
3 months ended June 30, 2006	mouldings	products	products	products	products	Materials	Support	Total

Gross sales	196,817	95,422	81,346	55,238	30,489	122,013	19,893	601,218
Eliminations	10,255	(192)	(242)	352	143	113,137	19,341	142,794

Net sales	186,562	95,614	81,588	54,886	30,346	8,876	552	458,424

Gross profit	47,586	25,623	23,513	10,257	3,088	6,242	5,139	121,448
Pre-tax earnings before amortization and interest	30,541	4,279	5,897	(684)	(4,255)	3,838	3,518	43,134
Amortization charges	13,401	1,577	2,114	1,035	1,128	2,999	2,823	25,077
Acquisition of property, plant and equipment and goodwill	10,170	724	4,263	907	193	1,026	3,771	21,054
Goodwill	108,417	20,079	20,172	—	—	9,322	9,207	167,197
Total assets	556,748	225,903	272,076	125,484	102,498	195,641	369,248	1,847,598

	Custom			Home	Window
	profiles &	Building	Construction	improvement	covering
3 months ended June 30, 2005	mouldings	products	products	products	products	Materials	Support	Total

Gross sales	211,165	91,231	91,050	62,162	42,905	111,625	26,022	636,160
Eliminations	10,986	111	1,887	976	5,560	104,945	25,015	149,480

Net sales	200,179	91,120	89,163	61,186	37,345	6,680	1,007	486,680

Gross profit	55,473	21,110	18,734	9,421	7,344	12,999	2,727	127,808
Pre-tax earnings before amortization and interest	48,514	3,946	3,541	2,541	(3,755)	11,964	4,036	70,787
Amortization charges	12,746	1,450	3,744	2,925	1,826	2,321	5,682	30,694
Acquisition of property, plant and equipment and goodwill	10,706	1,007	812	3,706	615	1,218	(963)	17,101
Goodwill	115,266	21,404	25,342	19,498	12,609	10,193	10,067	214,379
Total assets	617,663	214,742	448,552	247,802	140,223	213,066	557,945	2,439,993

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

19.	Segment Reporting Data (continued)
The accounting policies for each of the segments are described in Note 1 of the audited consolidated financial statements for the year ended December 31, 2005. Inter-segment transactions are negotiated as if the transactions were to third parties, at market prices.

	Custom			Home	Window
	profiles &	Building	Construction	improvement	covering
6 months ended June 30, 2006	mouldings	products	products	products	products	Materials	Support	Total

Gross sales	355,641	167,188	141,229	82,183	59,591	211,312	40,658	1,057,802
Eliminations	22,447	46	1,174	641	850	196,652	39,484	261,294

Net sales	333,194	167,142	140,055	81,542	58,741	14,660	1,174	796,508

Gross profit	77,186	40,893	35,663	10,951	6,023	9,391	9,681	189,788
Pre-tax earnings before amortization and interest	31,991	4,249	5,929	(926)	(4,522)	3,969	3,824	44,514
Amortization charges	23,400	2,999	6,086	4,043	2,860	5,633	7,036	52,057
Acquisition of property, plant and equipment and goodwill	19,396	1,862	5,647	1,698	458	1,967	2,437	33,465
Goodwill	108,417	20,079	20,172	—	—	9,322	9,207	167,197
Total assets	556,748	225,903	272,076	125,484	102,498	195,641	369,248	1,847,598

	Custom			Home	Window
	profiles &	Building	Construction	improvement	covering
6 months ended June 30, 2005	mouldings	products	products	products	products	Materials	Support	Total

Gross sales	363,839	152,788	153,258	96,857	84,519	200,939	50,526	1,102,726
Eliminations	21,104	111	4,665	2,339	13,549	189,186	48,442	279,396

Net sales	342,735	152,677	148,593	94,518	70,970	11,753	2,084	823,330

Gross profit	86,206	35,213	28,123	12,408	13,865	22,088	9,226	207,129
Pre-tax earnings before amortization and interest	66,173	4,000	1,023	1,358	(7,608)	17,869	10,632	93,447
Amortization charges	25,155	2,775	7,134	5,636	3,451	5,109	11,898	61,158
Acquisition of property, plant and equipment and goodwill	20,003	2,909	2,915	7,028	945	2,062	956	36,818
Goodwill	115,266	21,404	25,342	19,498	12,609	10,193	10,067	214,379
Total assets	617,663	214,742	448,552	247,802	140,223	213,066	557,945	2,439,993

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

20.	Supplemental Cash Flow Information

(a)	Items not affecting cash (bank indebtedness) of continuing operations:

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Gain on sale of businesses	(11,854)	—	(22,231)	—
Goodwill impairment	25,496	—	25,496	—
Amortization charges	25,077	30,694	52,057	61,158
Amortization of deferred financing costs	59	67	117	133
Future income taxes	(3,698)	(1,762)	(14,241)	(8,309)
Other	2,649	5,195	6,590	10,935

Cash provided	37,729	34,194	47,788	63,917

(b)	Change in non-cash working capital:

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Accounts receivable	(73,992)	(65,507)	(91,662)	(109,038)
Inventories	17,961	36,364	(15,781)	(14,333)
Prepaid expenses	(7,914)	(3,503)	(7,981)	(10,538)
Accounts payable and accrued liabilities	61,294	29,848	60,572	13,782

Cash used	(2,651)	(2,798)	(54,852)	(120,127)

21.	Commitments
As noted in Note 21 of the 2005 audited consolidated financial statements, the Company has a long-term agreement with Westlake Vinyls Inc. (“Westlake”) for the annual purchase of up to 460 million pounds of vinyl chloride monomer. The agreement with Westlake had a pricing mechanism that was linked to data published in two industry trade magazines. On January 1, 2006, one of the trade magazines ceased publishing the pricing information. On April 7, 2006, the Company filed a Notice of Application seeking a court order declaring that this long-term agreement with Westlake is void and unenforceable. Subsequently, Westlake filed its own application seeking a determination that the supply agreement is valid. In efforts to resolve this dispute, the Company and Westlake entered into discussions aimed at arriving at a new mutually agreed pricing mechanism. Those discussions did not result in an agreement and the applications by the parties are now scheduled to be heard by the court in late October 2006.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

22.	Contingencies
The Company and certain of its former officers and directors have been named as defendants in two shareholder lawsuits filed in the United States District Court for the Southern District of New York that seek class action status. The first complaint was filed on February 2, 2006. The second complaint was filed on February 3, 2006. Both of these actions purport to be brought on behalf of:
(a)	All United States citizens and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange or the Toronto Stock Exchange; and

(b)	All foreign persons and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange between February 24, 2000 and October 18, 2004.
Plaintiffs in both actions allege that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by, among other things, failing to disclose certain related-party transactions. The complaints each seek certification of the putative class, unspecified damages, reasonable costs and attorneys’ fees, and other relief the court may deem appropriate.
On April 3, 2006, three putative class members moved to consolidate these two related actions, to be appointed joint Lead Plaintiffs and for approval of their counsel as Lead Counsel. On June 22, 2006, the Court orally granted this motion, which consolidated these two actions, named the three putative class members as Lead Plaintiffs, and approved their selection of Lead Counsel.
Lead Plaintiffs filed a consolidated amended complaint on July 24, 2006. Pursuant to the Court’s scheduling order, defendants’ motions to dismiss the consolidated amended complaint must be filed no later than September 22, 2006, and briefing of defendants’ motions to dismiss is to be completed no later than December 21, 2006.
The Company, certain of its former officers and certain of its former and current directors also have been named as defendants in a proposed shareholder class action lawsuit filed on February 24, 2006 in the Ontario Superior Court of Justice (the “Ontario Action”). The Ontario Action seeks to bring a class action on behalf of all persons who acquired securities of the Company from February 26, 1998 to October 18, 2004. It claims damages for oppression and negligent misrepresentation of $700,000, punitive damages of $300,000 as well as interest and costs. The Ontario Action alleges, among other things, that the Company failed to disclose certain related party transactions.
The Company is presently unable to determine whether these actions will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Company and intends to defend itself vigorously in these actions.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

22.	Contingencies (continued)
As noted in Note 22 of the 2005 audited consolidated financial statements, the Company has received a demand letter from U.S. counsel for an individual shareholder. It threatens a court application for leave to bring a derivative action on behalf of the Company against certain former officers of the Company in respect of related party transactions, as well as senior officers and directors of the Company since January 1998, if the Company itself does not commence the demanded action. The Company’s Audit Committee is in the process of reviewing the demand and will make a recommendation to the Board on how to proceed.
The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principle to resolve the matter with the Department of Justice for an amount the Company had previously accrued in its financial statements to settle the matter. The Company has not yet finalized an agreement with the Department of Justice.
The Company has also been contacted by counsel for a group of potential civil plaintiffs (direct purchasers) that have indicated their intention to commence civil litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.
The Company is also involved in various claims, legal proceedings, investigations and complaints arising in the course of business. Where the Company expects to incur a loss as a result of a claim, an estimate of the loss has been recorded as an expense. In all other cases, the Company cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition and liquidity of the Company. The Company is presently unable to determine whether these actions will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Company.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

23.	Related Party Transactions
Related party transactions with companies related to the former controlling shareholder totalled $50 and $108 (2005 — $69 and $132) for the three and six months ended June 30, respectively. Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $379 and $1,199 (2005 — $1,941 and $3,359) for the three and six months ended June 30, respectively.
At June 30, 2006, there are accounts receivable from companies related to the former controlling shareholder of $15 (2005 — $32) and an account receivable from the former controlling shareholder of nil (2005 — $1,130). Payment of $1,130 was received in July 2005. At June 30, 2006, there are accounts receivable of $21 (2005 — $198) and accounts payable of $84 (2005 — $438) relating to other related parties.
These related party transactions were in the normal course of the Company’s business, and involved either the sale of products manufactured by the Company and sold at prices and terms consistent with those available to third parties, the recovery of costs incurred in respect of certain shared services or the purchase of other goods and services such as rent for premises.
24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, U.S. GAAP differs from Canadian GAAP. The following is a summary of the effect of significant differences in GAAP on the consolidated financial statements:
(a)	Description of GAAP differences:
(i)	Substantively enacted tax laws and rates:

Canadian GAAP permits the recognition of the impact of substantively enacted changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period those tax laws and rates have been substantively enacted. There were substantively enacted rates for the quarter ended June 30, 2006.

U.S. GAAP does not recognize the concept of substantively enacted tax laws and rates and only allows recognition of the impact of a tax rate reduction on future income tax assets and liabilities once it is passed into a law.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles (continued)
(ii)	Comprehensive income:

The Financial Accounting Standards Board (“FASB”) in the United States issued Statement of Financial Accounting Standard (“SFAS”) No. 130, which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Canadian GAAP has issued similar guidance effective for fiscal periods beginning on or after October 1, 2006.

(iii)	Incorporated joint ventures:

U.S. GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportional consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the additional information regarding the Company’s interest in joint ventures is presented in note 4.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

(b)	Net earnings (loss) in accordance with U.S. and Canadian GAAP

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net earnings (loss) in accordance with Canadian GAAP	(32,503)	18,583	(52,119)	7,188
Differences in GAAP increasing (decreasing) reported earnings:
Substantially enacted tax laws and rates	(8,958)	—	(8,958)	—

Net income (loss) under U.S. GAAP	(41,461)	18,583	(61,077)	7,188

Earnings (loss) under U.S. GAAP from continuing operations	(49,333)	23,286	(68,114)	13,221

Earnings (loss) under U.S. GAAP from discontinued operations	7,872	(4,703)	7,037	(6,033)

Net income (loss) under U.S. GAAP	(41,461)	18,583	(61,077)	7,188

Basic and diluted earnings (loss) per common share, under US GAAP, from:
Continuing operations	(0.52)	0.25	(0.73)	0.14
Discontinued operations, net of tax	0.08	(0.05)	0.08	(0.06)

Basic and diluted earnings (loss) per common share	(0.44)	0.20	(0.65)	0.08

(c)	Comprehensive income (loss) for U.S. GAAP purposes is determined as follows:

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net earnings (loss) in accordance with U.S. GAAP	(41,461)	18,583	(61,077)	7,188
Foreign currency translation adjustment	(11,652)	3,650	(9,774)	5,402

Comprehensive earnings (loss) based on U.S. GAAP	(53,113)	22,233	(70,851)	12,590

(d)	Shareholders’ equity in accordance with U.S. GAAP:

	As at	As at
	June 30, 2006	December 31, 2005

Shareholders’ equity in accordance with Canadian GAAP	1,047,567	1,110,303
Substantively enacted tax laws and rates	(8,958)	—

Shareholders’ equity in accordance with U.S. GAAP	1,038,609	1,110,303

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles (continued)
(e)	Effect on consolidated balance sheets and consolidated statements of earnings:
The application of U.S. GAAP would result in the following presentation of these captions on the consolidated balance sheets and consolidated statements of earnings:

	As at	As at
	June 30, 2006	December 31, 2005

Term debt	289,590	297,623
Net future income tax liabilities	64,884	74,910

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Tax provision	35,481	7,987	28,870	4,537
Interest and financing charges	16,306	8,543	24,171	14,240

(f)	Other disclosures:
(i)	Accounting for employee stock options:

Prior to fiscal 2003, the Company, as permitted under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), accounted for stock options using the intrinsic value method and was required to disclose pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”). An amendment of FASB No. 123, SFAS No. 148 amended the transitional provisions of SFAS No. 123 for entities choosing to recognize stock-based compensation under the fair value-based method of SFAS No. 123, rather than electing to continue to follow the intrinsic value method. Under SFAS No. 148, the Company could have adopted the recommendations of SFAS No. 123 either (a) prospectively to awards granted or modified after the beginning of the year of adoption, (b) retroactively with restatement for awards granted or modified since January 1, 1995, or (c) prospectively to awards granted or modified since January 1, 1995. Effective October 1, 2002, the Company elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted after October 1, 2002.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles (continued)
Had the Company applied the fair value-based method to all stock options outstanding at the date of adoption, the Company’s net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net earnings (loss) in accordance with U.S. GAAP	(41,461)	18,583	(61,077)	7,188
Pro forma stock-based compensation expense	(128)	(136)	(252)	(272)

Pro forma net earnings (loss)	(41,589)	18,447	(61,329)	6,916

Basic earnings (loss) per share:
As reported	(0.44)	0.20	(0.65)	0.08
Pro forma	(0.45)	0.20	(0.66)	0.07
Diluted earnings (loss) per share:
As reported	(0.44)	0.20	(0.65)	0.08
Pro forma	(0.45)	0.20	(0.66)	0.07

(ii)	New accounting pronouncements:

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires that a voluntary change in an accounting principle be applied retrospectively with all prior period financial statements presented using the new accounting principle. SFAS No. 154 also requires that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a restatement. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 has not had a material impact on the Company’s consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

24.	Significant Differences between Canadian and United States Generally Accepted Accounting Principles (continued)
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48), Accounting for Uncertainty in Income Taxes. This interpretation prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. At this time, the CICA has indicated that Canadian GAAP will not seek to conform to the exact guidance mandated in FIN 48. Therefore, future differences may exist between Canadian and U.S. GAAP for the accounting for uncertain tax positions. The Company is currently assessing the impact of FIN 48 on its results under U.S. GAAP.
25.	Plan of Arrangement with Georgia Gulf Corporation
On June 9, 2006, the Company entered into an Arrangement Agreement (“Arrangement”) with Georgia Gulf pursuant to which Georgia Gulf will acquire all of the common shares of Royal Group at a price of $13.00 (CAD) per share. The Company had been involved in a sale process since May 25, 2005, when its Board of Directors announced that it would open a data room and solicit bids from a broad group of potential acquirers. Royal Group’s Board of Directors acting on the unanimous recommendation of the special committee of independent directors for the previously announced sale process, unanimously approved the transaction and determined that the transaction was fair to the Company’s shareholders and was in the best interests of the company. The Board of Directors recommended that Royal Group shareholders vote in favour of the transaction.
On August 4, 2006, the shareholders of the Company voted and approved the Arrangement with Georgia Gulf and Georgia Gulf will acquire all the outstanding common shares. The Company expects the transaction will close in September 2006.
The Arrangement is conditional upon receipt of all approvals under the Competition Act (Canada), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, and the Investment Canada Act (Canada). The Company anticipates that the approvals will be received by the end of September 2006.
As a result of the shareholder approval of the Arrangement with Georgia Gulf, certain of the Company’s agreements contain change of control provisions that are enacted.
i.	Management Incentive Plans
The Company has two management incentive plans that provide incentives to executives and other key employees of the Company:
(i)	Long-Term Incentive Plan — Cash Award

(ii)	Senior Management Incentive Plan — Restricted Share Units

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

25.	Plan of Arrangement with Georgia Gulf Corporation (continued)
These incentive plans provide for awards, in cash or restricted share units, as applicable, that vest at the end of three years if pre-determined corporate financial targets, as approved by the Company, are met. Upon the acquisition of common shares of the Company, which results in an acquirer beneficially owning in excess of 50% of the outstanding common shares of the Company, all of the outstanding awards will be subject to accelerated vesting, without regard to the conditions relating to financial performance.
The Long-Term Incentive Plan stipulates that thirty percent of the outstanding grants will accelerate and vest immediately upon a change in control of the Company. This will result in a payout of $9,738, of which $609 is currently accrued in the Company’s financial statements. The remaining unvested grants will be cancelled and forfeited and the Long-Term Incentive Plan will be terminated.
The Senior Management Incentive Plan stipulates that either thirty or fifty percent of the employee’s outstanding RSUs will accelerate and vest immediately upon a change in control of the Company. However, the Arrangement with Georgia Gulf, requires the Company to cancel all issued and outstanding RSUs immediately prior to the effective date of the change in control, whether vested or unvested in exchange for a cash payment equal to $13.00 per RSU. This will result in a payout of approximately $14,365, of which $6,630 is currently accrued in the Company’s Financial Statements. The Senior Management Incentive Plan will then be terminated.
ii.	Stock Option Plan
The Company maintains a stock option plan to allow management and key operating personnel to purchase common shares. The Arrangement with Georgia Gulf requires the Company to cancel all issued and outstanding options immediately prior to the effective date of the change in control, whether vested or unvested, in exchange for a cash payment to the option holder equal to the amount if any, by which $13.00 exceeds the exercise price payable under such option. This will result in 145,000 options qualifying for an aggregate cash payout of $300, which is not currently accrued in the Company’s financial statements. The remaining 2,116,000 options that did not qualify for the cash payment will be cancelled. The Stock Option Plan will then be terminated.
iii.	Employment Agreements
Certain executive officers have written employment agreements with the Company that require the Company to pay termination payments to such officers in the event of termination of employment following a change in control in the Company. No amount is currently accrued in the Company’s financial statements for these termination payments.

ROYAL GROUP TECHNOLOGIES LIMITED
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except share numbers and per share amounts)
The six months ended June 30, 2006 and 2005

25.	Plan of Arrangement with Georgia Gulf Corporation (continued)
iv.	Term Debt and Bank Indebtedness
The Company’s debt agreements, including those related to its syndicated revolving credit facility, the Series A, Series B and Series D Senior Unsecured Notes, and the Medium Term Notes, include provisions under which the lenders may require repayment of the outstanding debt in the event of a change in control of the Company.
26.	Subsequent Events
In addition to the events related to the Arrangement with Georgia Gulf Corporation discussed in note 25, the following material events have occurred subsequent to June 30, 2006.
(a)	Restructuring Activity
On July 6, 2006, the Company completed the sale of Royal Building Systems Argentina. The assets and liabilities of the business was reclassified as held for sale at June 30, 2006 and December 31, 2005 and its financial results were segregated and presented separately as discontinued operations for both the three and six month periods ended June 30, 2006 and June 30, 2005.
(b)	Tech-Wood USA, LLC
On July 27 2006, the Company decided not to proceed further with the acquisition of Tech-Wood USA, LLC (“Tech-Wood”), a U.S. start-up company, which has a patented polymer and wood-fiber technology for manufacturing wood-polymer composite products such as decking, fencing, railing and other building materials. At June 30, 2006, the Company had deferred $1,235 in costs related to its investment in Tech-Wood.